SECURITIES AND EXCHANGE COMMISSION

                                              Washington, D.C. 20549


                                                     FORM 6-K

                                             REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of     March 31, 1999

                            ICTS International N.V.
                  (Transition of registrant's name into English)

              Biesbosch 225,  1181 JC 1185 ZH  Amstelveen,  The   Netherlands
                 (Address  of  principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F x Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No    X

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_______]



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



                                                                     December 31,       June 30,
                                                                         1998             1999
                                                                    ---------------------------------


Cash and cash equivalents                                                  $ 11,273          $12,534
Time deposits and Marketable Securities                                       5,300            7,245
Accounts receivable                                                          10,454           26,213
Other current assets                                                          1,965            4,518
Short-term loans and current maturities                                       1,080              100
                                                                    ---------------------------------
      Total current assets                                                   30,072           50,611

Investment in affiliates                                                      1,156              930
Other investment                                                             10,276            2,121
                                                                    ---------------------------------
                                                                             11,432            3,051

Cost                                                                          3,771            6,666
Less- accumulated depreciation                                                1,817            2,839
                                                                    ---------------------------------
                                                                              1,954            3,827

net of discount and current maturities                                          176              155
and $ 1,435 in 1998                                                           8,582           14,484
                                                                              1,367            1,295
                                                                                249              248
                                                                    ---------------------------------
                                                                             10,198           16,027
                                                                    ---------------------------------
      Total assets                                                          $53,832          $73,671
                                                                    =================================




Short-term bank debt                                                         $3,663           $3,421
Current maturities of long-term debt                                            562              734
Account payable-trade                                                         1,421            3,426
Accrued expenses and other liabilities                                        9,804           18,897
                                                                    ---------------------------------
      Total current liabilities                                              15,450           26,478
                                                                              6,174           14,758
                                                                                  -              679
                                                                              1,309            1,577
                                                                    ---------------------------------
      Total long-term liabilities                                             7,483           17,014
                                                                    ---------------------------------

                                                                                  -            2,401



Common shares, par value-NLG 1 per share,
   17,000,000 shares authorized; 6,569,480 outstanding
   shares in 1999 and 1998                                                    3,564            3,564
Additional paid-in capital                                                   19,090           19,090
Retained earnings                                                            12,435           13,103
Cumulative translation adjustments                                           (2,968)          (6,221)
                                                                    ---------------------------------
                                                                             32,121           29,536
Treasury stock 319,611 and 209,400 common shares,
at cost, in 1999 and 1998 respectivly                                        (1,222)          (1,758)
                                                                    ---------------------------------
                                                                             30,899           27,778
                                                                    ---------------------------------
      Total liabilities and shareholders' equity                            $53,832          $73,671
                                                                    =================================

                                    CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (US $ in thousands, except share and per share data)

                                                              Three months ended                 Six months ended
                                                            30 Jun 98     30 Jun 99           30 Jun 98     30 Jun 99


Revenues                                                          15503     36373.119               29081     68449.215
Cost of revenues                                                 12,960        31,175              24,474        58,841
                                                           ---------------------------       ---------------------------
Gross profit                                                      2,543         5,198               4,607         9,609
           Amortization of goodwill                                 120           213                 237           419
           Selling, general and administrative expenses           1,743         3,355               3,450         6,758
                                                           ---------------------------       ---------------------------
Operating income ...................................................680.........1,630.................920         2,431
Interest income.....................................................331............65..............   624           440
Interest expense....................................................(38).........(297)............   (191)         (684)
Exchange rate differences..........................................(427)........   64                  62           402
Other income (expense), net...........................................3.........4,177....               3         4,162
                                                           ---------------------------       ---------------------------
                                                                        --------------                    --------------
Income before income taxes and equity in results of affiliates...   549         5,640               1,418         6,752
Income taxes ......................................................(355)...... (2,410)               (743)       (2,986)
                                                           ---------------------------       ---------------------------
Income before equity in results of affiliates.......................194.........3,229                 675         3,767
Minority Interest                                                     -        (3,581)                  -        (4,027)
Equity in results of affiliates, net.................................55.............8.............     86            19
                                                           ---------------------------       ---------------------------
Income (loss) from continuing operations                            249          (343)                761          (241)
Discontinued operations                                               -           843                   -         1,023
                                                           ---------------------------       ---------------------------
Income before cumulative effect of change in accounting principle.. 249           500                 761           782
Cumulative effect of a change in accounting principle                 -             -                   -          (114)
                                                           ===========================       ===========================
Net income..........................................................249...........500.................761           668
                                                           ===========================       ===========================
Other comprehensive loss:
   Translation adjustments                                          637        (1,048)               (248)       (3,505)
   Unrealized (gain) loss on marketable securities                  (83)           (2)                 (1)          252
                                                           ---------------------------       ---------------------------
Other comprehensive loss                                            554        (1,050)               (249)       (3,253)
                                                           ===========================       ===========================
Comprehensive income                                                803          (550)                512        (2,585)
                                                           ===========================       ===========================
Earning per Common Share - basic                                   0.04          0.08                0.12          0.11
                                                           ===========================       ===========================
Earning per Common Share - assuming dilution                       0.04          0.08                0.12          0.11
                                                           ===========================       ===========================

Weighted average of common shares
      outstanding.............................................6,569,480.....6,255,010...........6,569,480     6,295,812
      Diluted.................................................6,607,888.....6,255,010...........6,612,527     6,295,812

                                                                                       Six months ended
                                                                                    30 Jun 98     30 Jun 99


Net income for the period...................................................................761...........668

   provided by operating activities:
Depreciation and amortization...............................................................429...........753
Deferred income taxes........................................................................45.........1,572
Increase in accrued severance pay.............................................................7...........235
(Gain) loss on sale of equipment                                                             (3)            -
Realized gain on marketable securities and interest and exchange rate income
  on short-term loans and other investments                                                (417)       (1,278)
Minority Interest                                                                             -         4,027
Equity in results of affiliates.............................................................(86)..........(20)

Accounts receivable........................................................................(125).......(3,787)
Other current assets.......................................................................(237).......(1,361)
Accounts payable...........................................................................(107).........(686)
Accrued expenses and other liabilities......................................................475.........1,231
                                                                                   ---------------------------
                                                                                            742         1,354

Purchase of time deposits and marketable securities........................................(627).......(2,060)
Proceeds from sale of short-term investments..............................................2,906...........163
Short-term loans                                                                           (300)            -
Collection on short-term loans                                                              324             -
Other investments                                                                        (1,136)         (105)
Purchase of equipment......................................................................(165).........(405)
Acquisition net of cash acquired (divestitures, net of cash sold) (a)                       (38)        1,741
Proceeds from sale of investment in affiliates................................................-.............-
Investment in affiliates                                                                   (194)            -
Collection on long-term  receivable...........................................................-.............-
Proceeds from sale of equipment..............................................................18............24
Increase in other assets.....................................................................(6)...........(3)
                                                                                   ---------------------------
Net cash provided by (used in) investing activities.........................................782..........(645)

Repurchases of common stock...................................................................-..........(985)
Proceeds from long-term borrowings...........................................................54..       4,368
Payments on long-term borrowings...........................................................(171).........(542)
Increase (decrease) in net borrowings under short-term bank facilities......................105          (705)
                                                                                   ---------------------------
Net cash provided by financing activities...................................................(12)........2,136

CASH EQUIVALENTS...........................................................................(100).......(1,584)
                                                                                   ---------------------------
                                                                                          1,412         1,261
                                                                                   ---------------------------
                                                                                        $13,699       $11,273
                                                                                   ---------------------------
                                                                                   ===========================
                                                                                        $15,111       $12,534
                                                                                   ===========================

                                    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                  (US $ in thousands)


                                      Share capital
                                  ----------------------   Additional               Accumulated
                                  Common                   Paid in        Retained   other
                                  shares         Amount    capital        Earnings  comprehensive     Treasury      Total
                                                                                     income           stock
                                  ----------------------  --------------------------------------------------------------
Balance at January 1, 1996         4,000,000 $    2,063 $       431 $      743 $           709 $         0 $      3,946
                                                                                                             -----------
Changes during 1996:
Initial Public Offering............1,500,000....    878       7,322                                               8,200
                                                                                                             -----------
Second Public Offering.............1,065,000.       621      11,311                                              11,932
                                                                                                             -----------
Comprehensive Income:
Net income.......................................                        6,764                                    6,764
Other comprehensive income:
Translation adjustments...............                                                    (769)                    (769)
Comprehensive Income                                                                                              5,995
                                  -----------  ---------  ----------  ---------  --------------  ----------  -----------
Balance at   December 31, 1996.....6,565,000      3,562      19,064      7,507             (60)          0       30,073
                                                                                                             -----------
Changes during 1997:
Stock options exercised................4,480..        2          26                                                  28
                                                                                                             -----------
Comprehensive Income:
Net income......................................                         4,046                                    4,046
Other comprehensive income:
Translation adjustments.............                                                    (4,035)                  (4,035)
Unrealized gains on marketable securities..                                                 20                       20
                                                                                                             -----------
Comprehensive Income                                                                                                 31
                                  -----------  ---------  ----------  ---------  --------------  ----------  -----------
Balance at December 31, 1997.......6,569,480      3,564      19,090     11,553          (4,075)          0       30,132
                                                                                                             -----------
Changes during 1998:
Common stock repurchased            (209,400)                                                       (1,222)      (1,222)
                                                                                                             -----------
Comprehensive Income:
Net income......................................                           882                                      882
Other comprehensive income:
Translation adjustments...............                                                   1,830                    1,830
Unrealized losses on marketable securities..                                              (723)                    (723)
                                                                                                             -----------
Comprehensive Income                                                                                              1,989
                                  -----------  ---------  ----------  ---------  --------------  ----------  -----------
Balance at December 31, 1998.......6,360,080 $    3,564 $    19,090 $   12,435 $        (2,968)$    (1,222)$     30,899
                                                                                                             -----------
Changes during 1999:
Common stock repurchased            (110,211)                                                         (536)        (536)
                                                                                                             -----------
Comprehensive Income:
Net income......................................                           668                                      668
Other comprehensive income:
Translation adjustments...............                                                  (3,505)                  (3,505)
Unrealized losses on marketable securities..                                               252                      252
                                                                                                             -----------
Comprehensive Income                                                                                             (2,585)
                                  ===========  =========  ==========  =========  ==============  ==========  ===========
Balance at June 30, 1999...........6,249,869 $    3,564 $    19,090 $   13,103 $        (6,221)$    (1,758)$     27,778
                                  ===========  =========  ==========  =========  ==============  ==========  ===========

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Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.



Date :  August 11, 1999             By : /s/ Raanan Nir
                                    Name :   Raanan Nir
                                    Title:   Chief Financial Officer